SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

_____________________

AMENDED AND RESTATED PROFIT SHARING AND RETIREMENT PLAN OF
CENTEX CORPORATION

(Full title of plan)

Commission File No. 1-6776	Commission File Nos. 1-9624 and 1-9625, respectively

CENTEX CORPORATION	3333 HOLDING CORPORATION and CENTEX DEVELOPMENT COMPANY, L.P.

2728 N. Harwood Dallas, Texas 75201 (Name of issuer and address of principal executive offices)	2728 N. Harwood Dallas, Texas 75201 (Name of issuer and address of principal executive offices)

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

Financial Statements As Of December 31, 2000 And 1999,
And Supplemental Schedule As Of December 31, 2000

Together With Report Of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the

     Amended and Restated Profit Sharing and
       Retirement Plan of Centex Corporation:

     We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation (the “Plan”) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas,
     June 6, 2001

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2000 AND 1999

Page(s)

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and December 31, 1999	4

Notes to Financial Statements	5-9

Schedule H, Part IV, Line 4i — Schedule of Assets Held for Investment Purposes as of December 31, 2000	10

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

	2000	1999

ASSETS:

Participant Directed Investments, at Fair Market Value -

Investment in Master Trust	$261,761,419	$260,396,621

Investment in Centex Common Stock Fund	22,887,841	15,409,349

Participant Loans	1,894,698	1,062,329

Total Investments	286,543,958	276,868,299

NET ASSETS AVAILABLE FOR BENEFITS	$286,543,958	$276,868,299

The accompanying notes are an integral part of these financial statements.

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED
DECEMBER 31, 2000 AND DECEMBER 31, 1999

	2000	1999

ADDITIONS TO NET ASSETS:

Company contributions	$19,175,381	$14,281,036

Participant contributions	29,048,863	23,850,199

Interest and dividends	8,762,509	1,351,230

Net change in fair market value of investments	(19,222,915)	16,079,401

Total additions	37,763,838	55,561,866

DEDUCTIONS FROM NET ASSETS:

Distributions to participants	28,015,033	16,322,104

Administrative expenses	73,146	1,534,045

Total deductions	28,088,179	17,856,149

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,675,659	37,705,717

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	276,868,299	239,162,582

End of year	$286,543,958	$276,868,299

The accompanying notes are an integral part of these financial statements.

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

(1) SUMMARY DESCRIPTION OF THE PLAN:

The Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation (the “Plan”), created in 1954, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the “Company”) and eligible employees of certain subsidiaries of the Company which have adopted the Plan with the Company’s consent. The Company and the certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the “Committee”) appointed by the Board of Directors of the Company. The Plan’s assets are held in a separate trust (“Trust”) which participates in a master trust (the “Master Trust”) governed by a trust agreement (the “Trust Agreement”) with Fidelity Management Trust Company (the “Trustee”), which is held accountable by and reports to the Committee. Prior to November 1, 1999, State Street Bank and Trust served as the Plan trustee, at which point the Board of Directors of the Company appointed Fidelity Management Trust Company as trustee. Contributions are made by the Participating Employers as determined by their respective Boards of Directors. The Plan permits employees to contribute up to 15% of their compensation (up to a maximum of $10,500) to a 401(k) account upon the date of hire.

Employees of Participating Employers become eligible to participate in profit sharing after completing one year of service, as defined, provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees, or provided the employee is not compensated on a commission basis and not paid in fixed amounts at regular intervals. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire or the end of any Plan year thereafter. Participation in the Plan for employees commences on the earlier of January 1 or July 1, immediately following the date an employee becomes eligible to participate. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total additions to a participant’s account are limited to a maximum of 25% of compensation (up to a maximum of $30,000) for 401(k), Participating Employers’ contributions, forfeitures, and voluntary (after-tax) contributions on a combined basis.

After two years of service, a participant is vested in 10% of his/her Participating Employer contributions, forfeitures and retained earnings. Participants vest an additional 10% after three years of service and 20% for each additional year of service after that. A participant is fully vested after seven years of service or upon retirement, full and permanent disability, or death. Participants are always fully vested in their voluntary contributions and related earnings.

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides that, in the event of termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Employer contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and salary. Forfeitures of $1,518,286 and $775,860 were used to reduce employer contributions for the years ended December 31, 2000 and 1999, respectively.

Active participants may borrow up to 50% of the vested portion of their accounts with Committee authorization and for specific events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at a rate which approximates market rates and are generally repayable to the Plan within five years. Interest rates ranged from 10.25% to 11.50% and 9.75% to 10.30% for the years ended December 31, 2000 and 1999, respectively.

Through October 31, 1999, the Plan allowed participants to direct their accounts into four different Life Solutions Funds, the Centex Common Stock Fund, a S&P 500 Stock Fund, a Short-Term Bond Fund, a Bond Index Fund, a Short-Term Investment Fund, an International Stock Fund, and a Russell 2000 Stock Fund. Certain of these investment options were available only effective April 1, 1999. The Plan changed investment managers to Fidelity Management Trust Company on November 1, 1999. Participants must now direct their accounts into five different mutual funds (the “Strategy Funds”), the Centex Common Stock Fund (CCSF), Fidelity Retirement Money Market Portfolio, Fidelity Short-Term Bond Fund, Fidelity U.S. Bond Index Fund, Spartan Extended Market Index Fund, Spartan U.S. Equity Index Fund, Fidelity Diversified International Fund, Fidelity Equity-Income II Fund, Fidelity Dividend Growth Fund, Fidelity Aggressive Growth Fund, and Fidelity Low-Priced Stock Fund. The Strategy Funds are as follows: Strategy: Near Retirement, Strategy: 2010, Strategy: 2020, Strategy: 2030, and Strategy: 2040.

Participants may allocate up to 15% of employer and participant (before and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company and its affiliates have several retirement plans which are funded through the Master Trust. The Master Trust allocates investment income to the Plan based on the Plan’s pro rata share of Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2000 include Trustee and record keeper fees. Administrative expenses for the year ended December 31, 1999 also included fund management fees incurred prior to November 1, 1999, when State Street Bank and Trust was the Plan trustee. Under the current Trustee, all fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments, resulting in a significant decrease in administrative expenses from the prior year. Administrative expenses are allocated on a pro rata basis to each plan.

The financial statements of the Plan are presented on the accrual basis of accounting. Investments of the Plan represent its pro rata share in the Master Trust assets and are stated at the latest redemption price (which is equivalent to current value). Shares of the CCSF are valued at the quoted market price in an active market. Investment transactions are recorded by the Trustee at cost or sales price on the trade date basis. Unrealized appreciation (depreciation) is the difference between the revalued cost (fair market value at the beginning of the plan year) and the current value of investments.

The preparation of these financial statements requires the use of certain estimates in determining net assets available for benefits and changes in net assets available for benefits. Actual results could differ from those estimates.

Benefits are recorded when paid.

Certain administrative expenses of the Plan are paid by the Plan’s sponsor. The Plan is not required to reimburse the sponsor for any administrative expenses paid by the sponsor.

(3) CHANGE IN FAIR MARKET VALUE OF INVESTMENTS:

The net change in realized and unrealized appreciation (depreciation) in fair market value of investments included in the accompanying Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999, consisted of the following:

	2000	1999

Investment in Master Trust	$(27,291,664)	$28,289,294

Centex Common Stock Fund	8,068,749	(12,209,893)

Totals	$(19,222,915)	$16,079,401

(4) INCOME TAX STATUS:

The Company received a favorable determination letter dated January 9, 1996 from the Internal Revenue Service stating that the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC), as amended. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(5) INVESTMENT IN MASTER TRUST:

The Master Trust invests in mutual funds (see Note 1). The following is a summary of the mutual funds of the Master Trust investments at fair market value as of December 31, 2000 and 1999:

	2000	1999

Investment in Mutual Funds	$285,678,401	$284,034,725

The income recorded by the Master Trust for the year ended December 31, 2000 is as follows:

	Interest	Change in
	and Dividends	Fair Market Value

Investment in Mutual Funds	$9,212,723	$(29,035,332)

The Plan’s undivided interest in the assets held by the Master Trust was approximately 92% for the years ended December 31, 2000 and 1999, respectively.

(6) ASSETS HELD FOR INVESTMENT:

The fair market value of the following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2000 and 1999:

	2000	1999

Centex Common Stock	$22,887,841	$15,409,349

Spartan U.S. Equity Index Fund	39,409,541	47,425,516

Fidelity Aggressive Growth Fund	35,809,955	13,659,108

Strategy: Near Retirement	32,858,683	34,378,346

Strategy: 2010	58,845,404	70,155,748

Strategy: 2020	55,477,383	74,952,790

(7) RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.

(8) RECONCILIATION TO FORM 5500:

As of December 31, 2000, the Plan had approximately $169,575 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2000:

Net assets available for Plan benefits per the financial statements	$286,543,958

Amounts allocated to withdrawing participants	(169,575)

Net assets available for Plan benefits per Form 5500	$286,374,383

The following reconciles benefits paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2000:

Benefits paid to participants per the financial statements	$28,015,033

Less- Amounts allocated to withdrawing participants at December 31, 1999	(338,781)

Add- Amounts allocated to withdrawing participants at December 31, 2000	169,575

Benefits paid to participants per Form 5500	$27,845,827

AMENDED AND RESTATED PROFIT SHARING AND
RETIREMENT PLAN OF CENTEX CORPORATION

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000

EIN: 75-0778259
Plan #: 001

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

*	Master Trust Agreement for Pension Benefits between Centex Corporation and Fidelity Management Trust Company	Investment in Master Trust	$277,432,067	$261,761,419

*	Participant Loans	Participant Loans, interest rates range from 10.25% to 11.50%	—	1,894,698

*	Centex Corporation	Common Stock, 1,626,712 Shares, Par $.25 per share	12,599,820	22,887,841

		Totals	$290,031,887	$286,543,958

*	Column (a) indicates each identified person/entity known to be a party-in-interest.

This schedule lists assets held for investment purposes at December 31, 2000, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMENDED AND RESTATED PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

Date: June 27, 2001	By:	/s/ David W. Quinn David W. Quinn Member, Administrative Committee

INDEX TO EXHIBITS

Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Arthur Andersen LLP	Filed herewith.